GD Culture Group Limited

111 Town Square Place, Suite #1203

Jersey City, NJ 07310

T: +1-347-2590292

March 16, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	GD Culture Group Ltd
Registration Statement on Form S-3
Filed January 26, 2026
File No. 333-292934

Dear Ms. Beukenkamp:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GD Culture Group Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 (File No. 333-292934) so that it will become effective at 4:30 p.m. ET on Wednesday, March 18, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiao Jian Wang
Xiao Jian Wang
Chief Executive Officer

cc:	McLaughlin & Stern, LLP